

Mail Stop 4561

November 25, 2015

Serge Matta
President and Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re:**   **comScore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014, as amended**
> **Filed February 20, 2015 and April 24, 2015**
> **Form 10-Q for the Quarterly Period Ended September 30, 2015**
> **Filed November 6, 2015**
> **File No. 1-33520**

Dear Mr. Matta:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business

Intellectual Property, page 4

1.   You disclose that you have 32 issued patents. Please tell us whether you are materially dependent on one or more of these patents and, if so, the duration of any such patents. Refer to Item 101(c)(1)(iv) of Regulation S-K and confirm that you will include this information, to the extent applicable, in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Subscription Revenues, page 36

2.   You state that as of December 31, 2014, your strategic partnerships with Google and Yahoo were "live and generating revenues." We also note that during your third quarter earnings call for 2015 your CEO suggested that the 53% growth in vCE is attributable in part to DoubleClick. Please tell us what consideration you gave to disclosing, in quantified, disaggregated terms, the revenue generated by these partnerships. Also consider, expanding your disclosure to explain how these partnerships function, how they generate revenues, and to the extent material, describe the key terms of the underlying agreements.

3.   You state that of $16.3 million in revenue related to non-monetary transactions during 2014, $10.7 million of that amount is attributable to a single related party transaction. We are unable to locate disclosure regarding these transactions in your related party transactions disclosure included in your amended 10-K filed on April 24, 2015. Refer to Item 404(a) of Regulation S-K.

Revenue Recognition, page 37

4.   Please tell us what consideration you gave to breaking out the impact of non-monetary transactions in your presentation of results of operations for the periods presented.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 9

5.   We note from your disclosures that you have non-monetary transactions. Describe the nature of the date exchanges that are being accounted for as non-monetary transactions. Indicate whether these transactions are similar to your typical revenue transactions. Consider revising your disclosures to clarify the nature of the non-monetary transactions. We refer you to ASC 845-10-50-1.

6.   Tell us what consideration you gave to disclosing the amount of related party revenues and expenses on the face of your Statements of Operations and Comprehensive Losses. We refer you to Rule 4-08(k)(1) of Regulation S-X.

Note 3 – Business Combinations, page 13

7. We note that upon further analysis following completion of the acquisition of the European IAM Business, you determined that the acquisition was not significant under Section 11-01(b) of Regulation S-X and that such financial statements and pro forma financial statements are therefore not required to be filed in your Form 8-K. Please explain why the 1,605,330 shares of common stock issued for $82.5 million do not represent the total purchase price of the acquired business. In this respect, the Purchase Agreement (Exhibit 10.5) appears to indicate that "SPA Consideration Shares" were issued in connection with the business combination. Please explain how you determined the fair value for both the Strategic Alliance and the European IAM Business. Indicate why the $23 million difference between the fair market value of the shares issued and the tender offer price was assigned to the Strategic Alliance intangible asset. In addition, describe how you will evaluate the recoverability of the Strategic Alliance intangible asset. Identify the cash flows that will be earned from this asset. Cite the specific accounting guidance that you relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Maryse Mills-Apenteng, Special Counsel, (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.


Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services


cc: Michael Labriola, Esq.
       Wilson Sonsini Goodrich & Rosati